UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM C-AR

UNDER THE SECURITIES ACT OF 1933

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Atlas ALX LLC

(Name of Issuer)

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2429 Mandeville Lane
Alexandria, VA, 22332
https://atlasbrewworks.com/
(Physical Address & Website of Issuer)

Delaware	**Limited Liability Company**	**12/13/2022**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

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ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 1

As of December 31, 2023

Total Assets	$ 734,649.20
Cash & Cash Equivalents	$ 75,246.46
Accounts Receivable	$ -
Short-Term Debt	$ 29,060.49
Long-Term Debt	$ 620,676.70
Revenues/Sales	$ -
Cost of Goods Sold	$ -
Taxes Paid	$ -
Net Loss	$ (15,087.99)

May 22, 2025

Atlas ALX LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Atlas ALX LLC, an Delaware Limited Liability Company (the "Company," as well as references to "Atlas Brew Works," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;

4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The Company is filing this Form C-AR in order to remedy a previous failure to comply with Regulation Crowdfunding's ongoing reporting requirements.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFERING OF SECURITIES.

NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS".

THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C-AR. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C-AR OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C-AR AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C-AR.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO AN INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

COMPANY SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A. Our fiscal year ends December 31st.

Atlas ALX LLC
2429 Mandeville Lane
Alexandria, VA, 22332
https://atlasbrewworks.com/

Introduction

Atlas Brew Works Alexandria is a craft brewery and brewpub located in the Carlyle Crossing development of Alexandria, Virginia. The Company brews beer on-site and serves it alongside a full menu of house-made pizzas, salads, and wings in a 5,900-square-foot taproom with an additional 1,500 square feet of outdoor patio space. As an extension of the Atlas Brew Works brand, the Alexandria location expands the Company's regional presence and offers a vibrant, community-focused experience grounded in quality, sustainability, and operational excellence.

History

The Company was incorporated in Delaware on December 13, 2022. Atlas Brew Works' Alexandria location represents the next chapter in Atlas Brew Works' growth as a regional craft beer brand. The Company continues to scale through strategic expansion and community engagement with a focus on environmental stewardship and sustainable brewing practices. Atlas Alexandria was projected to open in the fourth quarter of 2023 and was pursuing debt financing to support its launch.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

Risks Related to Our Business & Industry

Company related risks
Atlas Brew Works business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Limited services
Atlas Brew Works operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters.
We must obtain and maintain numerous permits, licenses, and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state, and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. We are subject to alcohol beverage control regulations that generally require us to apply to a state authority for

a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Lack of accounting controls
Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition
The market in which Atlas Brew Works operates is highly competitive and could become increasingly competitive with new entrants in the market. Atlas Brew Works competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Atlas Brew Works' core business or the inability to compete successfully against the with other competitors could negatively affect Atlas Brew Works' financial performance.

Reliance on management
As a securities holder, you will not be able to participate in Atlas Brew Works' management or vote on and/or influence any managerial decisions regarding Atlas Brew Works. Furthermore, if the founders or other key personnel of Atlas Brew Works were to leave Atlas Brew Works or become unable to work, Atlas Brew Works (and your investment) could suffer substantially.

Financial forecasts risks
The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Atlas Brew Works and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Atlas Brew Works is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The company might need more capital
Atlas Brew Works might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Atlas Brew Works is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Atlas Brew Works
Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Atlas Brew Works' financial performance or ability to continue to operate. In the event Atlas Brew Works ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Lack of ongoing information
Atlas Brew Works will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Atlas Brew Works is allowed to stop providing annual information in certain circumstances.

Changes in laws
Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Atlas Brew Works' financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of interest with companies and their management
In many ways, your interests and the interests of Atlas Brew Works' management will coincide: you both want Atlas Brew Works to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Atlas Brew Works to act conservative to make sure they are best equipped to repay the Note obligations, while Atlas Brew Works might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.
A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Risks Related to Investment in our Securities

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.

The Revenue Sharing Notes will not be freely tradable until one year from the initial purchase date. Although the Revenue Sharing Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Revenue Sharing Notes. Because the Revenue Sharing Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Sharing Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Revenue Sharing Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Revenue Sharing Notes may also adversely affect the price that

you might be able to obtain for the Revenue Sharing Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Revenue Share Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

You might lose your money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Atlas Brew Works to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to sell your investment
The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No registration under securities laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Atlas Brew Works nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete offering information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm).

Uninsured losses
Although Atlas Brew Works will carry some insurance, Atlas Brew Works may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Atlas Brew Works could incur an uninsured loss that could damage its business.

Future investors might have superior rights
If Atlas Brew Works needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The company is not subject to the corporate governance requirements of the national securities exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Atlas Brew Works or management), which is responsible for monitoring Atlas Brew Works' compliance with the law. Atlas Brew Works will not be required to implement these and other investor protections.

You have a limited upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Atlas Brew Works is significantly more successful than your initial expectations.

You do have a downside

Conversely, if Atlas Brew Works fails to generate enough revenue, you could lose some or all of your money.

Payments and return are unpredictable

Because your payments are based on the revenue of Atlas Brew Works, and the revenue of Atlas Brew Works can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The notes are unsecured and uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Atlas Brew Works to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of individual rights in event of default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Tax treatment

We have not promised you any particular tax outcome from buying or holding the Note.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Atlas Brew Works has identified a prime location within the Carlyle Crossing development to bring its craft beer to Virginia, expanding its footprint and continuing its history of proven execution and delivering quality beer with impact and sustainability at the forefront.

- Atlas Brew Works is well-positioned as a regional brand primed for continued growth.
- Atlas Alexandria is a 5,900 square foot taproom and brewery with an additional 1,500 square foot of outdoor patio space on the ground floor of a 700+ unit luxury condo development.

Opportunity

Building on its strong community roots, Atlas Brew Works launched a community investment campaign in support of its new taproom location, Atlas Alexandria. This new location features fifteen taps, multiple large-screen TVs, and a full-service food program. The Alexandria taproom aims to become a neighborhood staple and destination.

Our Ethos - A Socially Craft Brewery

Atlas Brew Works believes that being an environmental steward is everyone's responsibility and integrates that idea into its mission.

- The company a 68 kilowatt (kW) solar array to produce a substantial amount of our electricity.
- Atlas Brew Works packages beer in aluminum cans that are 100% recyclable and weigh less than glass thus using less fossil fuel in its distribution network.
- Additionally, Atlas Brew Works employs processes to recapture hot water for reuse in subsequent brews and partners with local farmers to compost spent grain.

The Team

Justin Cox, Founder and Chief Executive Officer (CEO)
Justin Cox was born and raised in the Smokey Mountains of East Tennessee. Justin pursued his undergraduate degree at Vanderbilt University in Engineering Science and Economics. Shortly after, he moved to Washington, DC to work in business consulting. He returned to law school at George Mason University School of Law in Arlington, VA. After graduating in 2009, Justin took a Presidential Management Fellowship with the General Services Administration.

Products & Services

Product / Service	Development Stage	Description	Market
Brewery and Tap Room	Development	Atlas Alexandria is a 5,900-square-foot taproom and brewery with an additional 1,500 square feet of outdoor patio space, located on the ground floor of a 700+ unit luxury condo development off Eisenhower in Alexandria, VA. As Atlas's first Virginia-based location, the space features fifteen taps, a dozen TVs, and a full menu of New York-style pizza and wings. Guests can enjoy fresh draft beer on-site or order crowlers and growlers to-go.	Locals and visitors in Alexandria, VA

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Justin Cox	N/A	Founder and CEO *December 2022 – Present* Oversees general business and operations of the company. Sets vision and strategy. Oversees company financial performance.	Atlas Brew Works, Founder and CEO *December 2022 - Present*	Atlas Brew Works LLC, Founder and CEO *December 2011 - Present* -- DC Brewers Guild, Member Board of Directors - Executive Committee *October 2013 – Present*

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Legal Matters

<u>Covered Persons</u>
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Specifically, Atlas Brew Works must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

In addition, our locations are subject to permitting and licensing requirements and regulations by a number of government authorities, which may include, among others, alcoholic beverage control, health and safety, sanitation, labor, zoning and public safety agencies in the state and/or municipality in which we are located. The development and operation of our locations depends on selecting and acquiring suitable sites that satisfy our financial targets, which are subject to zoning, land use, environmental, traffic and other regulations.

Our operations are also subject to federal and state labor laws governing such matters as minimum and tipped wage requirements, overtime pay, health benefits, unemployment taxes, workers' compensation, work eligibility requirements, working conditions, safety standards, and hiring and employment practices.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment. When constructing or undertaking remodeling of our locations, we must make those facilities accessible.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit and debit card numbers) and health information.

<u>Litigation</u>
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

_____

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Results of Operations

The company was incorporated in December 2022 and has not yet commenced revenue-generating operations as of December 31, 2023. The Company reported no revenue and a net loss of $15,087.99 for bank fees and interest payments incurred. The company planned to commence construction on its facility in 2024 and to start generating revenue thereafter.

Atlas ALX LLC began operations in June 2024 and had revenue of $1,645,839.54 for the year, expenses of $819,708.18 resulting in net income of ($147,118.67) for the year. The Company added an additional $2,618,020.85 in debt through the full funding of its SBA loan and a tenant improvement allowance, both used to build out the space to commence operations. The Company paid down $181,420.34 of debt throughout the course of the year, bringing its long-term liabilities down to $3,238,697.55.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

As of December 31, 2023, the company had $75,246.46 in cash on hand and relied primarily on debt financing for its capital needs. Its outstanding obligations included $393,456.66 owed to Hanover Bank and $227,220.04 to Mainvest.

Capital Expenditures and Other Obligations

The company did not experience any material changes in its capital expenditures and other obligations during the reporting period.

_____

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Revenue Share Note	$400,000.00 Principal Amount	$227,220.04 Principal Amount	N/A	The revenue sharing notes will be repaid to investors at a rate of 2.00% of gross	N/A	0%

				revenue paid quarterly at a maturity date of March 31, 2030, when any balance remaining becomes due in full.		
Limited Liability Company Interests	N/A	100%	100%	N/A	N/A	100%

Principal Security Holders

As of the date hereof, the Company is wholly owned by ABW HoldCo LLC, of which Lisa Cox and Justin Cox hold 44.19% ownership in through The Lisa and Justin Cox Living Trust.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
ABW HoldCo LLC	Limited Liability Company Interests	N/A	100%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
5/19/2023	Regulation Crowdfunding	Revenue Sharing Note	$246,300.00	Buildout of Brewery and Tap Room

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
250 Hanover SBA Loan	$393,456.66	9.50%	7/25/2034	
Reg CF Investors	$227,220.04	2.00% Revenue	3/31/2030	

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Atlas Half Street LLC	Related Entity	$100,000.00	Capital Investment
Atlas Brew Works LLC	Related Entity	$29,060.49	Amount currently payable from Atlas ALX LLC to Atlas Brew Works LLC pursuant to an expense-sharing agreement.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Justin Cox, certify that the accompanying unaudited financial statements of Atlas ALX LLC, comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended December 31, 2023, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

/s/ Justin Cox
(Signature)

Justin Cox
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Justin Cox
(Signature)

Justin Cox
(Name)

Founder and CEO
(Title)

May 22, 2025
(Date)

_____

EXHIBITS

Exhibit A   Financial Statements

_____

Atlas ALX LLC

Unaudited Financial Statements for the Fiscal Year Ending December 31, 2023

Atlas ALX LLC
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
101 FNB Checking 9760	8,780.66
103 Hanover Checking 1685	66,465.80
Total Bank Accounts	**$ 75,246.46**
Other Current Assets	
115 Interest Reserve	168,572.00
121 Hanover Earnest Deposit	7,000.00
122 Leasehold Not in Service	248,184.62
Total Other Current Assets	**$ 423,756.62**
Total Current Assets	**$ 499,003.08**
Other Assets	
160 Intangible Assets	
161 Loan Fees	236,649.00
162 Startup Costs	4,500.59
169 Accumulated Amortization	-5,503.47
Total 160 Intangible Assets	**$ 235,646.12**
Total Other Assets	**$ 235,646.12**
TOTAL ASSETS	**$ 734,649.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
211 Due to Atlas Brew Works LLC	29,060.49
Total Other Current Liabilities	**$ 29,060.49**
Total Current Liabilities	**$ 29,060.49**
Long-Term Liabilities	
250 Hanover SBA Loan	393,456.66
251 MainVest Loan	227,220.04
Total Long-Term Liabilities	**$ 620,676.70**
Total Liabilities	**$ 649,737.19**
Equity	
325 Atlas Half Street LLC Investment	100,000.00
360 Retained Earnings	
Net Income	-15,087.99
Total Equity	**$ 84,912.01**
TOTAL LIABILITIES AND EQUITY	**$ 734,649.20**

Atlas ALX LLC
Profit and Loss
January - December 2023

	Total
Income	
Total Income	
Gross Profit	**$ 0.00**
Expenses	
620 Insurance	0.00
650 Business licenses (deleted)	0.00
658 Travel Expense	0.00
701 Bank Charges & Fees	627.50
920 Interest Expense	8,957.02
Total Expenses	**$ 9,584.52**
Net Operating Income	**-$ 9,584.52**
Other Expenses	
900 Amortization expenses (deleted)	5,503.47
Total Other Expenses	**$ 5,503.47**
Net Other Income	**-$ 5,503.47**
Net Income	**-$ 15,087.99**

Wednesday, Mar 19, 2025 06:20:48 AM GMT-7 - Accrual Basis

Atlas ALX LLC
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-15,087.99
Adjustments to reconcile Net Income to Net Cash provided by operations:		
115 Interest Reserve		-168,572.00
121 Hanover Earnest Deposit		-7,000.00
122 Leasehold Not in Service		-248,184.62
161 Intangible Assets:Loan Fees		-236,649.00
169 Intangible Assets:Accumulated Amortization		5,503.47
211 Due to Atlas Brew Works LLC		29,060.49
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**625,841.66**
Net cash provided by operating activities	**-$**	**640,929.65**
INVESTING ACTIVITIES		
162 Intangible Assets:Startup Costs		-4,500.59
Net cash provided by investing activities	**-$**	**4,500.59**
FINANCING ACTIVITIES		
250 Hanover SBA Loan		393,456.66
251 MainVest Loan		227,220.04
325 Atlas Half Street LLC Investment		100,000.00
Net cash provided by financing activities	**$**	**720,676.70**
Net cash increase for period	**$**	**75,246.46**
Cash at end of period	**$**	**75,246.46**

Atlas ALX LLC
Statements of changes in stockholders' (members) equity
As of December 31, 2023

	Jan - Dec 2023
ABW Holdco LLC Capital - January 1, 2023	$ -
Investments Made	$ 100,000.00
Net Income (Loss)	$ (15,088.00)
Total	$ 84,912.00
Less: Withdrawals	$ -
Net Change to in Owner Equity	$ 84,912.00
ABW Holdco LLC Capital - December 31, 2023	$ 84,912.00

Atlas ALX LLC
NOTES TO FINANCIAL STATEMENTS
For fiscal year ending December 31, 2023, (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Atlas ALX LLC was formed on November 9, 2022, as a Delaware LLC entity. The Company is a restaurant located in Alexandria, VA.

As of December 31, 2023, the Company produced a net loss and may incur additional losses prior to generating positive net income (see Note 3). The Company intends to fund its operations with the receipt of funds from revenue producing activities, as well as working capital contributions from its founders. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company uses December 31 as its fiscal year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
Cash consists of funds held in the Company's checking accounts. As of December 31, 2023, the Company had $75,246.46 of cash on hand.

Revenue Recognition
The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer, and this does not include any refunds.

Cost of Goods Sold
Cost of goods was recorded as product sales revenue was recorded.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2023, the Company has the following Debt:
- Hanover Bank $393,456.66
- Mainvest $227,220.04

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2023, and the losses have been passed through to the members in accordance with IRC Section 26, Subchapter K.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

The Company is a wholly owned subsidiary of ABW Holdco LLC.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company engaged in the following related party transactions.

Related Party Investment - Atlas ALX received a capital investment from related entity Atlas Half Street LLC.

Related Party Expense Sharing - Atlas ALX has engaged in transactions with related entities Atlas Brew Works LLC and Atlas Half Street LLC related to the sharing of costs. The current balances of any amounts due to or from these related entities is presented on the balance sheet.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events and determined that no additional material events have been identified which require adjustment or disclosure in the financial statements.

I, Justin Cox, certify that the financial statements of Atlas ALX LLC included in this Form C-AR are true and complete in all material respects.

Justin Cox
Managing Member, Atlas ALX LLC